CERTIFICATE of AMENDMENT
                         of CERTIFICATE of INCORPORATION
                                       of
                               ENVIROMETRICS, INC.

     First: That the Board of Directors of Envirometrics, Inc. (the "Corporation"), by unanimous consent to act in writing in lieu of a meeting, duly adopted resolutions setting forth proposed amendments of the Certificate of Incorporation of the Corporation, declaring said amendments to be advisable and calling for the approval of them by the shareholders of the Corporation. The resolutions setting forth the proposed amendments are as follows:

     RESOLVED, that the Corporation amend its Certificate of Incorporation in the following particulars, it being the express declaration of the Board that such amendments are advisable as they are required for, and will become effective upon, the consummation of the Exchange Agreement with The Catapult Group, Inc. dated February 16, 2000:

     A. An amendment authorizing a stock combination (reverse split) of the Common Stock of the Corporation, $.001 par value per share, (the "Common Stock"), resulting in an exchange ratio of one newly issued share for each ten outstanding shares; and,

     B. An amendment changing the name of the Corporation from "Envirometrics, Inc." to "The Catapult Group, Inc."

     FURTHER RESOLVED, that the Corporation amend its Certificate of Incorporation to increase the number of shares of Common Stock which the Corporation is authorized to issue from Ten Million (10,000,000) Shares to Twenty Million (20,000,000) Shares, it being the express declaration of the Board that such amendment is advisable.

     Second: That thereafter, pursuant to resolution of its Board of Directors and in accordance with 8 Delaware Code Section 228, the written consent of the holders of a majority of the outstanding common stock of the Corporation approving such amendments was duly obtained by the Corporation, and prompt notice of such written consent was given, all as required by statute. Third:
That said  amendments  were duly adopted in  accordance  with the  provisions of
Section 242 of the General  Corporation  Law of the State of  Delaware.  Fourth:
That the capital of the Corporation shall not be reduced under or by reason of said amendments. This ___ day of ___________, 2000. Envirometrics, Inc.


                                       By: _____________________________
                                       Walter H. Elliott III,
                                       President and Chief Executive Officer